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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    FORM 12b-25 NOTIFICATION OF LATE FILING

                                  (Check One):

        Form 10-K    Form 20-F    Form 11-K   X   Form 10-Q    Form N-SAR
     --           --           --             --            --
                        For Period Ended: June 30, 1996

                            Transition Report on Form 10-K
                         --
                            Transition Report on Form 20-F
                         --
                            Transition Report on Form 11-K
                         --
                            Transition Report on Form 10-Q
                         --
                            Transition Report on Form N-SAR
                         --

                   For the Transition Period Ended:
                                                    ---------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

- -------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I - Registrant Information

Group 1 Software, Inc.
4200 Parliament Place, Suite 600
Lanham, Maryland 20706
Commission File Number: 0-6355

                       Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         X    (a) The reasons described in reasonable detail in Part III of
        ----- this form could not be eliminated without unreasonable effort or expense;

        ----- (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by the
        -----     Rule 12b-25(c) has been attached if applicable.
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                              Part III - Narrative

The filing of form 10-Q for the period ended June 30, 1996 has been unavoidably delayed due to accounting staff and system problems.

                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

         Charles A. Crew                 301              731-2300
         ---------------                 ---              --------
            (Name)                   (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required under Section 13
         or 15(d) of the Securities Exchange Act of 1934 or        X  Yes    No
         Section 30 of the Investment Company Act of 1940 during   ---    ---
         the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

(3)  Is it anticipated that any significant change in results of
         operations from the corresponding period for the last        Yes  X No
         fiscal year will be reflected by the earnings             ---    ---
         statements to be included in the subject report or portion thereof?

     If so: attach an explanation of the anticipated change, both narratively quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


GROUP 1 SOFTWARE, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           GROUP 1 SOFTWARE, INC.



Date:  August 29, 1996                     By  /s/Charles A. Crew
     ----------------------                    ------------------------------
                                               Charles A. Crew
                                               Executive Vice President
                                               Chief Financial Officer